                                                               Exhibit 4.(a)(xv)


                            COMPANY LIMITED BY SHARES

                             ARTICLES OF ASSOCIATION

                                     - OF -

                         RED-M (COMMUNICATIONS) LIMITED

                                   NO 03985301

                      (ADOPTED BY SPECIAL RESOLUTION PASSED

                               ON 12TH APRIL 2001)








                           Reynolds Porter Chamberlain
                                Chichester House

                              278-282 High Holborn
                                 London WC1V 7HA

                              Ref: MGF/TRA/APA1.2


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                        TABLE OF CONTENTS

1. PRELIMINARY............................................................   322
2. GENERAL MEETINGS.......................................................   325
3. ACCOUNTS AND ANNUAL GENERAL MEETINGS...................................   328
4. SHARE CAPITAL..........................................................   328
5. VARIATION OF RIGHTS....................................................   336
6. ALTERATION OF SHARE CAPITAL............................................   337
7. PURCHASE OF OWN SHARES.................................................   338
8. SUBSCRIPTION RIGHTS....................................................   338
9. LIEN...................................................................   339
10. CALLS ON SHARES AND FORFEITURE........................................   339
11. TRANSFER OF SHARES....................................................   341
12. COMPULSORY TRANSFERS..................................................   350
13. TRANSMISSION OF SHARES................................................   353
14. DIRECTORS.............................................................   354
15. ALTERNATE DIRECTORS...................................................   354
16. POWERS OF DIRECTORS...................................................   355
17. DELEGATION OF DIRECTORS' POWERS.......................................   355
18. PROCEEDINGS OF DIRECTORS..............................................   355
19. BORROWING POWERS......................................................   358
20. DISQUALIFICATION AND REMOVAL OF DIRECTORS.............................   359
21. REMUNERATION OF DIRECTORS.............................................   359
22. DIRECTORS' EXPENSES...................................................   359
23. DIRECTORS' APPOINTMENTS AND INTERESTS.................................   360
24. DIRECTORS' GRATUITIES AND PENSIONS....................................   362
25. SECRETARY.............................................................   362
26. MINUTES...............................................................   362
27. SHARE CERTIFICATES....................................................   362
28. SEAL..................................................................   363
29. DIVIDENDS.............................................................   363
30. CAPITALISATION OF PROFITS.............................................   364
31. NOTICES...............................................................   365
32. WINDING UP............................................................   365
33. INDEMNITY.............................................................   360


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                            COMPANY LIMITED BY SHARES

                             ARTICLES OF ASSOCIATION

                                     - OF -

                          RED-M COMMUNICATIONS LIMITED

                                   NO 03985301

                      (ADOPTED BY SPECIAL RESOLUTION PASSED

                               ON 12TH APRIL 2001)



1.        PRELIMINARY

1.1 In these Articles, unless the context requires otherwise:

          "ACT" means the Companies Act 1985 and every statutory modification or re-enactment of it for the time being in force;

          "AMADEUS" or "AMADEUS FUND" means Amadeus II A, Amadeus IIB, Amadeus II C, Amadeus II GmbH & Co KG, Amadeus II Affiliates each managed by Amadeus Capital Partners Limited;

          "AMADEUS DIRECTOR" means any director appointed by Amadeus pursuant to Article 23.2;

          "ANNUAL PLAN" means the Group operating plan and financial budget (including inter alia annual revenue and capital expenditure budgets) to be prepared for each financial year agreed between the Company, Initial Investors and Madge;

          "APAX" means Apax Europe V - A, L.P., Apax Europe V - B, L.P., Apax Europe V - C GmbH & Co KG, Apax Europe V - D, L.P., Apax Europe V - E, L.P., Apax Europe V - F, C.V., Apax Europe V - G, C.V. each acting by its investment manager Apax Partners Europe Managers Limited;

          "APAX DIRECTOR" means any director appointed by Apax pursuant to
          Article 23.1;

          "ARTICLES" means the articles of association of the Company as amended from time to time;

          "ASSET SALE" means the sale of any material part of the business, undertaking or assets of the Company whether by way of a single transaction or a series of transactions;


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          "ASSOCIATE" means, in relation to any person, an associated company of that person or a person who is connected with that person determined in accordance with Sections 416 and 839 of the Taxes Act (save that in construing Section 839 the term "control" shall have the meaning given by Section 840 or Section 416 of the Taxes Act so that there shall be control wherever either of the said Sections would so require);

          "AUDITORS" means the auditors of the Company from time to time;

          "BOARD" means the board of directors of the Company;

          "CLEAR DAYS" means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on when it is to take effect;

          "CONNECTED PERSON" has the meaning given to that expression in Section 839 Taxes Act;

          "DIRECTORS" means the directors of the Company from time to time;

          "$" means US dollars;

          "EASDAQ" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) which is regulated by the Belgian Banking and Finance Commission and any successor thereof;

          "FINANCIAL YEAR" means a financial year or other period in respect of which the Company prepares its accounts in accordance with the relevant provisions of the Act;

          "GROUP" means, in relation to a company, that company and any company which is from time to time a holding company of that company or a subsidiary of that company or of such holding company;

          "GROUP" means the Company and any subsidiary thereof for the time being and from time to time;

          "HOLDER" means, in relation to shares, the member whose name is entered in the register of members of the Company as the holder of the shares;

          "INITIAL INVESTORS" means Apax and Amadeus (and the expression "INITIAL INVESTOR" shall be construed accordingly);

          "LISTING" means the admission of any part of the ordinary share capital of the Company to the Official List (as defined in s103(1) of the Financial Services and Markets Act 2000) or the grant of permission to deal in the same (or in any instruments representing any such ordinary share capital) on the NASDAQ Stock Market, EASDAQ Stock Market or the Neuer Markt Stock Market but specifically excludes the Alternative Investment Market;


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          "MADGE" means Madge Networks NV of Transpolis Schiphol Airport,
          Polaris Avenue, 23, 2132 JH Hoofddorp, The Netherlands;

          "MADGE DIRECTOR" means any director appointed by Madge pursuant to
          Article 23.3;

          "NASDAQ STOCK MARKET" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) which is regulated by the National Association of Securities Dealers, Inc., a self-regulatory organisation which operates under the authority granted it by the 1938 Maloney Act Amendment to the Securities Exchange Act of 1934.

          "NEUER MARKT STOCK MARKET" means the recognised investment exchange (as defined in s285 of the Financial Services and Markets Act 2000) owned and operated by the Deutsche Borse AG group of companies;

          "NOMINATED DIRECTORS" means the Apax Director, Amadeus Director and Madge Directors (and the expression "NOMINATED DIRECTOR" shall be construed accordingly);

          "OFFICE" means the registered office of the Company;

          "ORDINARY SHARES" means the Ordinary Shares of $1 each in the capital of the Company having the rights and restrictions set out in Article 4.2;

          "PERCENTAGE INTEREST" means the respective proportion (expressed as a percentage) in which shares are held from time to time by each member;

          "PROFIT LINE" means the EBIT line in the Company consolidated financial statement as the same is agreed between the Initial Investors and Madge prior to the date of adoption of these Articles;

          "REVENUE LINE" means the line in the Company consolidated financial statement termed revenues as the same is agreed between the Initial Investors and Madge prior to the date of adoption of these Articles;

          "SALE" means the acceptance of an offer or the making of an agreement which upon the satisfaction of the conditions (if any) of such offer or agreement results in a change in control as defined in Article 11.15;

          "SEAL" means the common seal of the Company;

          "SECRETARY" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company including a joint, assistant or deputy secretary;

          "SERIES A CONDITIONAL VOTING SHARES" means the Series A Conditional Voting Shares of $1 each in the capital of the Company having the rights and restrictions set out in Article 4.2;


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          "SERIES A CONVERTIBLE PREFERRED SHARES" means the Series A Conditional
          Voting Shares and the Series A Voting Shares;

          "SERIES A VOTING SHARES" means the Series A Voting Shares of $1 each in the capital of the Company having rights and restrictions set out in Article 4.2;

          "SHARE" means a share in the capital of the Company of whatever class;

          "SHAREHOLDERS" means all those persons holding shares (and the expression "SHAREHOLDER" shall be construed accordingly);

          "TABLE A" means Table A in the Companies (Table A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985;

          "TAXES ACT" means the Income and Corporation Tax Act 1988.

1.2 These Articles and the regulations of Table A (subject to any modifications set out in these Articles) shall constitute the articles of association of the Company.

1.3       Regulations 2, 3, 26, 40, 73 to 80 (inclusive), 95, 96, 110, 118, the first sentence of regulation 24 and the final sentence of regulation 112 (in each case of Table A) shall not apply to the Company.

1.4 References in these Articles to writing shall include typewriting, printing, lithography, photography, telex, email and facsimile messages and other means of representing or reproducing words in a legible and non-transitory form.

2.        GENERAL MEETINGS

2.1 All general meetings other than annual general meetings shall be called extraordinary general meetings.

2.2 The Directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition. If there are not within the United Kingdom sufficient Directors to call a general meeting, any Director or any member of the Company may call a general meeting.

2.3 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a Director shall be called by at least twenty-one Clear Days' notice. All other extraordinary general meetings shall be called by at least fourteen Clear Days' notice but a general meeting may be called by shorter notice if it so agreed:

          2.3.1 in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

          2.3.2 in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not


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                    less than ninety-five per cent in nominal value of the
                    shares giving that right.

          The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such. Subject to the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the Directors and Auditors.

2.4 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

2.5 No business shall be transacted at any general meeting unless a quorum of members is present at the time when the general meeting proceeds to business. Two persons, being members present in person or by proxy or (in the case of a corporation) by its duly authorised representative shall be a quorum at any general meeting PROVIDED THAT notwithstanding the foregoing and so long as there are any Series A Voting Shares in issue there shall be no quorum unless there shall be present in person or by proxy or by duly authorised representative the holders of not less than 50 per cent of the issued Series A Voting Shares and the holders of not less than 50 per cent of the issued Ordinary Shares in the Company. If no such quorum is so present then the general meeting shall stand adjourned for a period of not less than 7 days to such time and place as the Directors shall agree and notify to the members. If no such member is so present at the adjourned general meeting then subject to the foregoing provisions of this Article the members then present in person or by proxy or by duly authorised representatives shall constitute a quorum.

2.6 The chairman, if any, of the Board or in his absence some other Director nominated by the Directors shall preside as chairman of the meeting, but if neither the chairman nor such other Director (if any) be present within fifteen minutes after the time appointed for holding the meeting and is willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman.

2.7 If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

2.8 A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

2.9 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven Clear Days' notice shall be given specifying the time and place


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          of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

2.10 A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more members. With respect to any such resolution in writing as is referred to in this Article 2.10, in the case of a corporation which holds a share, the signature of any Director or the Secretary thereof shall be sufficient for the purposes of this Article and regulation 53 of Table A shall be modified accordingly.

2.11 All business shall be deemed special that is transacted at an extraordinary general meeting and also all that is transacted at an annual general meeting, with the exception of the consideration of the audited accounts, balance sheets and the reports of the Directors and the Auditors and the appointment of, and the fixing of the remuneration of, the Auditors.

2.12 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:

          2.12.1    by the chairman; or

          2.12.2 by at least one member having the right to vote at the meeting;

          and a demand by a person as proxy for a member shall be the same as a demand by the member. A proxy may be appointed by any appropriate means which brings such appointment to the attention of the Secretary or the chairman of the general meeting at any time (including after the commencement of any general meeting) and regulation 62 of Table A shall be modified accordingly. The proxy shall be entitled to vote on a show of hands.

2.13 Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

2.14 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

2.15 A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.


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2.16      In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a casting vote in addition to any other vote he may have.

2.17 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

2.18 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

3.        ACCOUNTS AND ANNUAL GENERAL MEETINGS

3.1 Every Financial Year of the Company shall commence on 1st January and end on 31st December that year, and the Directors shall cause to be prepared, in accordance with the provisions of the Act, a consolidated balance sheet of the Company and its subsidiaries as at the end of each such Financial Year and a consolidated profit and loss account of the Company and its subsidiaries for each such Financial Year (which said balance sheet and profit and loss account are hereinafter collectively referred to as the "ACCOUNTS").

3.2 An annual general meeting of the Company shall be held not later than the last business day of the month of July in each calendar year in respect of the Financial Year ended on the immediately preceding 31st December at such time and place as the Directors shall determine (subject to Article 2 above) and the Directors shall cause to be laid before each such annual general meeting the Accounts for such Financial Year together with the respective reports thereon of the Directors and of the Auditors such reports complying with the provisions of the Act.

4.        SHARE CAPITAL

4.1 The authorised share capital of the Company at the date of the adoption of these Articles is $50 million divided into: 25,000,000 Ordinary Shares of $1 each, 12,500,000 Series A Voting Shares of $1 each and 12,500,000 Series A Conditional Voting Shares of $1 each.

4.2 The special rights and restrictions attached to and imposed on the Series A Convertible Preferred Shares and the Ordinary Shares respectively are as follows:

          4.2.1    INCOME:

          The Series A Convertible Preferred Shares and the Ordinary Shares respectively shall have equal rights to share in any payment by way of dividend.


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          4.2.2    CAPITAL: GENERAL

                   (a) In the event of a Sale or Asset Sale of the Company (including, without limitation, by way of consolidation or merger) the proceeds of the same shall be applied in the manner and in the strict order of priority set out in Articles 4.2.2(c) to
                             (f).

                   (b) In the event of a winding up of the Company or other return of capital, the assets of the Company remaining after payment of its debts and liabilities shall be applied in the following manner and in strict order of priority set out in Articles 4.2.2(c) to (f).

                   (c) In the case of an event falling within Article 4.2.2(b) paying to the holders of the Series A Convertible Preferred Shares (in proportion to the numbers of the Series A Convertible Preferred Shares held by them) an amount equal to the subscription price (inclusive of any premium) paid for such shares (on the premise that the Series A Convertible Preferred Shares have not been converted into Ordinary Shares pursuant to Article 4.2.5) and in the case of an event falling within
                             Article 4.2.2(a), in paying to the holders of the Series A Convertible Preferred Shares (in proportion to the number of Series A Convertible Preferred Shares held by them) a sum (in cash) equal to two and a half times the aggregate subscription price for the Series A Convertible Preferred Shares (inclusive of any premium).

                   (d) In paying to the holders of the Series A Convertible Preferred Shares and Ordinary Shares (in proportion to the numbers of Ordinary Shares held by them) all unpaid arrears and accruals of any dividends declared.

                   (e) In paying to the holders of the Ordinary Shares (in proportion to the numbers of Ordinary Shares held by them) an amount equal to the aggregate subscription price (inclusive of any premium) paid for such shares.

                   (f) In distributing the balance amongst the holders of the Ordinary Shares and the Series A Convertible Preferred Shares pro rata.

          4.2.3    REDEMPTION:  SERIES A CONVERTIBLE PREFERRED SHARES

                   (a) At the option of the holders of a majority of the Series A Convertible Preferred Share, the Series A Convertible Preferred Shares shall be redeemed at a price equal to the subscription price (including any premium), whereupon they shall be redeemed in three tranches (on an annual basis) from March 2006 by giving not less than 30 days written


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                             notice to the Company (such notice being deemed to
                             be irrevocable) specifying the number of Series A Convertible Preferred Shares to be redeemed such number either being a multiple of 100,000 or the balance of the Series A Convertible Preferred Shares then in issue.

                   (b) Redemption of any Series A Convertible Preferred Shares pursuant to this Article 4.2.3 shall be conducted in the manner specified in Article 4.2.4.

          4.2.4 REDEMPTION: PROVISIONS APPLICABLE TO SERIES A CONVERTIBLE PREFERRED SHARES

          Any Series A Convertible Preferred Shares to be redeemed pursuant to
          Article 4.2.3 shall be redeemed on the relevant date (insofar as the Company shall be able to comply with the provisions of the Act relating to redemption or so soon after the said date as the Company shall be able to comply with the provisions of the Act) upon, and subject to, the following terms and conditions:

                   (a) Where the holders of the Series A Convertible Preferred Shares wish to exercise their rights under Article 4.2.3(a) they shall serve on the Company written notice of redemption not later than 30 days prior to the proposed date of redemption which notice shall be irrevocable and shall fix the time and place for such redemption and shall specify the Series A Convertible Preferred Shares to be redeemed, such Series A Convertible Preferred Shares to be redeemed amongst the holders of the Series A Convertible Preferred Shares for the time being in the proportion in which their holding of Series A Convertible Preferred Shares bears to the total number of the relevant class of Series A Convertible Preferred Shares outstanding prior to each such redemption. At the time and place so fixed the registered holders of the Series A Convertible Preferred Shares to be redeemed shall be bound to deliver to the Company the certificates for such Series A Convertible Preferred Shares (or an indemnity in respect thereof reasonably satisfactory to the Company) for cancellation and thereupon the Company shall pay to (or to the order of) such holders all the monies payable in respect of the redemption of such Series A Convertible Preferred Shares and such payment shall be made through a bank if the Company shall think fit. If any certificate so delivered to the Company shall include any Series A Convertible Preferred Shares not redeemed on the occasion for which it is so delivered, the Company shall issue without charge a fresh certificate for such Series A Convertible Preferred Shares.

                   (b) There shall be paid on the redemption of each Series A Convertible Preferred Share the subscription price (including any premium). The receipt of the registered


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
                             holder for the time being of any Series A
                             Convertible Preferred Shares so redeemed or in the case of joint registered holders the receipt of any of them for money payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

                   (c) If any holder of Series A Convertible Preferred Shares whose shares are liable to be redeemed under this Article 4.2.4 shall fail or refuse to deliver up the certificate for his shares the Company may retain the redemption monies until delivery up of the certificate or of any indemnity in respect thereof reasonably satisfactory to the Company and shall within seven days thereafter pay the redemption monies to the shareholders. No holder of Series A Convertible Preferred Shares shall have any claim against the Company in respect of interest on monies retained pursuant to this
                             Article 4.2.4(c).

          4.2.5    CONVERSION: SERIES A CONVERTIBLE PREFERRED SHARES

                   (a) At any time (and from time to time), the holders of the majority of the Series A Convertible Preferred Shares may elect as a class, by notice in writing to the Company that some or all of the Series A Convertible Preferred Shares be converted into Ordinary Shares with each Series A Convertible Preferred Share being convertible into one Ordinary Share (subject to adjustment upward or downward (as the case may be) to reflect any subdivision, consolidation or other capital re-organisation in relation to the Ordinary Shares after the date of adoption of these Articles) (the "CONVERSION RATE"). Series A Conditional Voting Shares shall not be convertible unless any of the conditions in
                             Article 4.2.7(b) are satisfied at the time of conversion, save in the case of conversion pursuant to Articles 4.2.5(c) and (d);

                   (b) In the case of the conversion in part under Article 4.2.5(a) the Series A Convertible Preferred Shares shall be converted in tranches of either not less than 100,000 Series A Convertible Preferred Shares at any one time or of an amount equal to the balance of Series A Convertible Preferred Shares (if less than 100,000).

                   (c) On the completion of a Qualified Initial Public Offering ("QIPO") as the same is defined in Article 4.2.5(e) the Series A Convertible Preferred Shares shall automatically convert into Ordinary Shares at the Conversion Rate.

                   (d) If for any reason the QIPO does not meet the conditions in Article 4.2.5(e) then provided the Board has finally approved the Listing the Company must, notwithstanding


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
                             that the conditions contained in Article 4.2.5(e) have not been met (provided that the Listing is technically possible), proceed with the completion of the Listing and conversion of the Series A Convertible Preferred Shares in which event the applicable Conversion Rate shall be the greater of the rate expressed in Article 4.2.5(a) or the rate calculated in accordance with the following formula (which formula shall be substituted for the formula in Article 4.2.5(a)) (the "ADJUSTED CONVERSION RATE"):

          Number of Ordinary Shares gained on conversion of each Series A Convertible Preferred Share = 2.5 X

                                           Y

          where X is the issue price (including any premium) per Series A Convertible Preferred Share; and Y is the IPO initial offering price per share in dollars (following the conversion of the Series A Convertible Preferred Shares);

          (subject to the adjustment upward or downward (as the case may be) to reflect any subdivision, consolidation or other capital re-organisation in relation to the Ordinary Shares after the date of adoption of these Articles).

                    (e) A QIPO shall mean a Listing where the following elements are present:

                             (i)       it is a fully underwritten public
                                       offering or placing of Ordinary Shares of the Company by a reputable underwriter; and

                             (ii) the initial offering price per share is equal to or exceeds 2.5 times the issue price of the first allotment of Series A Convertible Preferred Shares (i.e. 2.5 x $3.13 subject to adjustment upward or downward (as the case may be) to reflect any subdivision, consolidation or other capital re-organisation in relation to the Ordinary Shares after the date of adoption of there Articles) at the time of the QIPO; and

                             (iii) where the aggregate gross proceeds to be received by the Company, as a result of the QIPO exceeds $30,000,000;

          and conversion (under this Article 4.2.5) shall take place immediately prior to completion of the QIPO, but shall be conditional upon it and completion of the QIPO shall be deemed to have occurred upon the Listing;

                   (f) Upon the occurrence of either of the events referred to in clauses 4.2.5(a) or (c) the names of the former holders of the Series A Convertible Preferred Shares shall be entered in the Register of members of the Company as the holders of the appropriate number of Ordinary Shares credited as fully paid up.

                   (g) Forthwith upon conversion of the Series A Convertible Preferred Shares the Company shall give written notice to the former holders of the Series A Convertible Preferred Shares of the numbers of Ordinary Shares of which they are respectively the holders.

                   (h) Forthwith upon receipt of such notices, the former holders of the Series A Convertible Preferred Shares shall deliver to the Company at the Office the share certificates in respect of their respective holdings of the Series A Convertible Preferred Shares and the Company shall, upon receipt of such certificates, deliver to the relevant holders new certificates in respect of the Ordinary Shares arising from such conversion to which they are respectively entitled.

                   (i) The Ordinary Shares arising on conversion pursuant to this Article 4.2.5 shall be distributed amongst the holders of the Series A Convertible Preferred Shares for the time being in the proportion in which their holding of Series A Convertible Preferred Shares bears to the total number of Series A Convertible Preferred Shares immediately prior to the conversion.

                   (j) The Board (with the consent of the Initial Investors) shall determine from time to time the manner in which the Series A Convertible Preferred Shares are to be converted, subject to the provisions of these Articles and the Act.

                   (k) The proceeds of the Company's share premium account shall not be used for any purpose without the written consent of the Initial Investors. Where conversion of the Series A Convertible Preferred Shares is at the Adjusted Conversion Rate the provisions of Article 30 hereof shall not apply and the Board shall (subject to receipt of the written consent of the Initial Investors) apply the proceeds of the Company's share premium account in paying up the nominal value of each Ordinary Share gained on conversion, to the extent that the nominal value of the Ordinary Shares gained on conversion is greater than the total nominal value of the Series A Convertible Preferred Shares (subject always to the relevant provisions in the Act).

                   (l) If a doubt or dispute arises concerning any adjustment to the Conversion Rate in accordance with Article 4.2.5(a) or the Adjusted Conversion Rate in accordance with Article 4.2.5(d) the Board shall refer the matter to the Auditors and their certificate as to the amount of the adjustment shall in the absence of manifest error be final and binding.


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
          4.2.6 VOTING: PROVISIONS APPLICABLE TO ORDINARY SHARES AND SERIES A VOTING SHARES

                   (a) Subject to any rights or restrictions attached to any Ordinary Shares and Series A Voting Shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every Ordinary Share or Series A Voting Share of which he is the holder.

                   (b) In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

                   (c) A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person and may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with the Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

                   (d) No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

                   (e) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

                   (f) On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

                   (g) An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the Directors may approve) provided for in Regulations 60 and 61 of Table A.

                   (h) The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors must comply with the provisions in Article 2.12.

          4.2.7    VOTING: SERIES A CONDITIONAL VOTING SHARES

                   (a) The holders of the Series A Conditional Voting Shares shall automatically have the right to vote on any resolution at any general meeting of the Company in circumstances envisaged by Article 4.2.7(b).

                   (b) The right of the holders of the Series A Conditional Voting Shares to vote under Article 4.2.7(a) shall not arise unless:

                             (i) the Company fails to meet the six monthly performance target in respect of the Revenue Line for the period from 1st January 2002 to 30th June 2002 or to meet the six monthly performance target in respect of the Revenue Line in any six monthly period thereafter to 31st December 2003; or

                             (ii) the Company fails to meet the six monthly performance target in respect of the Profit Line for the period from 1st January 2002 to 30th June 2002 or to meet the six monthly performance target in respect of the Profit Line in any six monthly period thereafter to 31st December 2003; or

                             (iii) where the business of the general meeting includes a resolution for the winding up of the Company, or a resolution to appoint a receiver, liquidator or administrator to the Company ; or

                             (iv) there is a change of control (as the same is defined in Article 11.15 hereof) of Madge (for the avoidance of doubt, the reduction of the shareholding of Robert Madge and his associates to below 50% of the voting share capital of Madge will not in isolation constitute a change of control); or

                             (v) in breach of the terms of any agreement between the Shareholders at the date of the adoption of these Articles, Madge or any company within the same group as Madge is, in the reasonable opinion of the Board (which for the purposes of this Article 4.2.7(a)(v) only shall exclude the Apax Director, Amadeus Director and the Madge Directors), supplying goods in competition with the Company; or

                             (vi) where the business of a general meeting (or other shareholder meeting) of Madge, includes a resolution for the winding up of Madge, or a resolution to appoint a receiver, liquidator or administrator to Madge.

                   (c) For the purposes of Articles 4.2.7(b) (i) and (ii) neither the Revenue Line or the Profit Line shall be adjusted or amended to take into account (in the assessment of whether any performance target has been met) any profit or revenue resulting from any acquisition by the Company of a significant asset or the whole or any part of an undertaking, such that the actual revenue and the Revenue Line and the actual profit and the Profit Line are on a comparable basis.

                   (d) The right of the holders of the Series A Conditional Voting Shares to vote under Article 4.2.7(a) shall continue notwithstanding that the circumstances or events described in that Article may have ceased to subsist.

4.3 The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

4.4 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by the Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

5.        VARIATION OF RIGHTS

          Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class may be varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up with the prior written consent of the holders of more than three-fourths of the issued shares of that class, or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of that class, but not otherwise. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal value of the issued shares of the class unless all the shares of any class are registered in the name of a single corporate shareholder in which case the quorum shall be one person being the duly authorised representative of such shareholder (but so that if at any adjourned meeting of such holders a quorum as above defined is not present those members who are present shall be a quorum) and that the holders of shares of the class shall, on a poll, have one vote in respect of every share of the class held by them respectively.

6.        ALTERATION OF SHARE CAPITAL

6.1       The Company may by ordinary resolution:

          6.1.1 increase its share capital by new shares of such amount as the resolution prescribes;

          6.1.2 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

          6.1.3 subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount; and

          6.1.4 cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

6.2 Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

6.3 Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

6.4 Subject to the provisions of the Act, the Company may by special resolution in respect of a sub division of shares determine that, as between the shares resulting from the sub division, any of them may have any preference or advantage as compared with the others.

7.        PURCHASE OF OWN SHARES

          Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private company, make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company or the proceeds of a fresh issue of shares.

8.        SUBSCRIPTION RIGHTS

8.1 Save as otherwise agreed between the Shareholders (at the date of adoption of these Articles) or in any special resolution of the Company duly passed in general meeting from time to time and subject to Article 8.6 below, all new shares shall be offered for subscription to the members by notice specifying the total number of shares to be issued and the subscription price and limiting a time period ("ACCEPTANCE PERIOD") (being not less than seven days) within which the offer, if not accepted, will be deemed to be declined. Members shall be invited to give written notice ("ACCEPTANCE NOTICE") to the Company within the Acceptance Period whether they are willing to subscribe for any, and if so what maximum number ("MAXIMUM") of such shares for which they are willing to subscribe.

8.2 Within 7 days, after the expiration of the Acceptance Period, the Board shall allocate the shares between members who have elected to subscribe for them in the following manner:

          8.2.1 to each member who has agreed to subscribe for shares there shall be allocated such number of shares as shall be proportionate to his Percentage Interest ("ENTITLEMENT") or, if less, the number of shares for which he has agreed to subscribe; and

          8.2.2 to the extent that any member has applied for less than his Entitlement, the excess shall be allocated (as nearly as possible) between the members who have applied for any part of such excess pro rata to their relative Percentage Interests provided that no allocation shall exceed the Maximum for which that member shall have agreed to subscribe.

8.3 Any shares not accepted pursuant to Articles 8.1 and 8.2, or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this Article by any such special resolution as aforesaid shall be under the control of the Directors (subject to the terms of such special resolutions) who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members under Articles 8.1 and 8.2.

8.4 If owing to the inequality in the number of new shares to be issued and the number of shares held by members entitled to take up the offer of new shares any difficulty shall arise in the apportionment of any such new shares amongst the members such difficulties shall in the absence of direction by the Company be determined by the Directors.

8.5 The foregoing provisions of Articles 8.1 to 8.4 shall have effect subject to Section 80 of the Act.

8.6 Articles 8.1 to 8.5 shall not apply to a particular allotment of shares, if these are to be allotted pursuant to any employee share scheme of the Company (whether or not such scheme is in existence at the date of the adoption of these Articles).

8.7 The provisions of s89(1) and s90(1) to (6) of the Act shall not apply to the Company.

9.        LIEN

9.1 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article 9. The Company's lien on a share shall extend to any amount payable in respect of it.

9.2 The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice has been given to the holder of the share or to the person entitled to in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

9.3 To give effect to a sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.4 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the share at the date of the sale.

10.       CALLS ON SHARES AND FORFEITURE

10.1 Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen Clear Days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

10.2 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

10.3 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

10.4 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

10.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

10.6 Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

10.7 If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen Clear Days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

10.8 If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

10.9 Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the share to that person.

10.10 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

10.11 A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

11.       TRANSFER OF SHARES

11.1 The instrument of transfer of a share may be in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

11.2 The Directors shall refuse to register the transfer of any shares in the capital of the Company:

          11.2.1 being a share which is not fully paid, to a person of whom they do not approve;

          11.2.2    on which the Company has a lien;

          11.2.3 to a person who is (or whom the Directors reasonably believe to be) under 18 years of age or a person who does not have (or whom the Directors reasonably believe does not have) the legal capacity freely to dispose of any shares without let, hindrance or court order;

          11.2.4 not being a transfer permitted by Article 11.9 or made in accordance with Article 12, purported to be made otherwise than in accordance with or as permitted by these Articles;

          11.2.5 unless the transfer is lodged at the office or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

          11.2.6 unless the transfer is in respect of only one class of shares; and

          11.2.7 unless the transfer is in favour of not more than four transferees.

11.3 The transferor shall remain the holder of the shares concerned until the name of the transferee is entered into the register of members in respect thereof.

11.4 If the Directors refuse to register a transfer of a share, they shall within one month after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

11.5 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

11.6 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

11.7 For the purpose of this Article 11.7 the following shall be deemed (but without limitation) to be a transfer by a member of shares in the
          Company:

          11.7.1 any direction (by way of renunciation or otherwise) by a member entitled to an allotment or transfer of shares that a share be allotted or issued or transferred to some person other than himself; and

          11.7.2 any sale or any other disposition of any legal or equitable interest in a share or the granting of any mortgage or charge or any other security interest over any share and whether or not for consideration or otherwise and whether or not effected by an instrument in writing, and the member in question so disposing or purporting to dispose of his shares shall be deemed to have given a Transfer Notice in accordance with Article 11.10 below in respect of all of the shares then held by that member and so that in each case the Transfer Price shall be determined in accordance with
                    Article 11.18.

11.8 Except as provided in this Article 11 no share in the Company or any beneficial interest therein shall be transferred unless and until the rights of pre-emption set out in this Article 11 shall have been exhausted.

11.9

          11.9.1 Any member may transfer shares or any beneficial interest therein at any time:

                    (a) in the case of a member which is an investment trust or fund:

                              (i) to any nominee or custodian for such fund and vice versa;

                              (ii) on a winding up of the fund to any unit holder, shareholder, partner or participant in any such fund; or

                              (iii) to any other investment trust or fund managed or advised by the same manager or adviser (or a Connected Person of such manager or adviser) as the transferor;

                    (b) in the case of a member which is a manager of an investment trust or fund to such trust or fund or to a new manager of such trust or fund;

                    (c) to a nominee or to a subsidiary or holding company of any of the persons referred to in sub-paragraphs (a) or (b) above;

                    (d) subject to Article 11.9.2, in the case of a member which is a body corporate to "a member of the same group" (which expression for the purposes of this Articles 11.9.1(d) shall mean any other body corporate which is a holding company (which for the purposes of this Article 11.9.1(d) shall mean a company holding all the voting rights in such body corporate and shall not be construed in accordance with s736 of the Act) of that body corporate or a wholly-owned subsidiary of that body corporate or a wholly-owned subsidiary of any holding company of which that body corporate is also a wholly owned subsidiary.

          11.9.2 Where shares have been transferred under Article 11.9.1(d) (whether directly or by a series of such transfers) from a member (the "TRANSFEROR") to a member of the same group (as defined in Article 11.9.1(d)) as the Transferor (the "TRANSFEREE") and subsequent to such transfer the Transferee shall cease to be a member of the same group as the Transferor, then the Transferee shall forthwith transfer all the shares held by it to the Transferor (or to a member of the same group as the Transferor), for such consideration as they agree and if they do not do so within 28 days of the date upon which the Transferee ceased to be a member of the same group the Transferee shall be deemed to have served a Transfer Notice (as the same is defined in Article 11.10 below) in respect of such shares (but at a Transfer Price determined in accordance with Article 12.5.2, unless the provisions of any of Articles 12.1.1 to 12.1.4 are applicable to the Transferor, in which event the Transfer Price shall be determined in accordance with Article 12.5.1).

          11.9.3 Subject as herein provided and subject to obtaining the prior written consent of the Board (such consent not to be unreasonably withheld or delayed) any member (the "TRANSFEROR") who is an individual may transfer all or any of his shares to his or her spouse or adult children or adult step children or adult grandchildren or to the trustee or trustees of a family trust set up wholly for the benefit of one or more of the Transferor and his or her spouse, children or step children or grandchildren and of which the said member is the settlor or a life tenant or to a bare nominee (the "TRANSFEREE") PROVIDED THAT the Transferee shall (prior to any such transfer being registered) give an undertaking to the Company in a form approved by the Board (such approval not to be unreasonably withheld or delayed) that such persons shall as and when required give a Transfer Notice in respect of such shares in accordance with Article
                    11.16 below.


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
          11.9.4 Subject to the provisions of these Articles, any member may at any time transfer any shares in accordance with the provisions of the Act to the Company.

          11.9.5 Any member may at any time transfer shares or any beneficial interest therein to any other person for whatever consideration with the prior written consent of the holders of a majority of the Series A Convertible Preferred Shares and the holders of a majority of the Ordinary Shares.

11.10 Any member who desires to sell or transfer shares or any beneficial interest therein (hereinafter called "THE VENDOR") otherwise than in accordance with Article 11.9 or as otherwise agreed between the Shareholders at the date of the adoption of these Articles shall give notice in writing (hereinafter called the "TRANSFER NOTICE") to the Company of his desire specifying:

          11.10.1   the shares which he desires to sell or transfer;

          11.10.2 the name of any third party to whom he proposes to sell or transfer the shares (if any);

          11.10.3 the price at which he desires to sell or transfer the shares; and

          11.10.4 whether or not it is conditional upon all and not part only of the shares comprised being sold or offered and in the absence of such stipulation it shall be deemed not to be so conditional.

11.11 The Transfer Notice shall constitute the Company as the agent of the Vendor for the sale of the shares specified therein (hereinafter called the "SALE SHARES") in one or more lots, at the discretion of the Directors, at such price as may be specified in the Transfer Notice or, if no price is specified at the value agreed between the Vendor and the Company or, in default of such agreement, at the fair value determined pursuant to Article 11.18 below (the "TRANSFER PRICE"). A Transfer Notice once given shall not be capable of withdrawal.

11.12

          11.12.1 Subject to Article 11.14 the Company shall forthwith upon receipt of a Transfer Notice or, where a fair valuation is determined pursuant to Article 11.18, upon receipt of such valuation, give notice in writing to each of the holders of the Ordinary Shares and the Series A Convertible Preferred Shares (other than the Vendor or any other member who has served or who is deemed to have served a Transfer Notice which is still outstanding) (a "RELEVANT MEMBER") informing them that the Sale Shares are available and of the Transfer Price and shall invite him to state in writing within 30 days from the date of the said notice (which date shall be specified therein) ("ACCEPTANCE PERIOD") whether he is willing to purchase any and, if so, what maximum number, of the Sale Shares ("MAXIMUM").


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
          11.12.2 Within 7 days after expiration of the Acceptance Period, the Board shall (unless otherwise agreed by the Shareholders at the date hereof) allocate the Sale Shares between members who have elected to purchase them in the following manner:

                    (a) to each holder of Series A Convertible Preferred Shares who has applied for shares there shall be allocated:

                              (i) such number of Sale Shares as shall be proportionate to his Percentage Interest ("ENTITLEMENT") or, if less, the number of Sale Shares for which he has agreed to apply for; and

                              (ii) to the extent that any holder of Series A Convertible Preferred Shares has applied for less than his Entitlement the excess shall be allocated (as nearly as possible) between the holders of Series A Convertible Preferred Shares who have applied for any part of such excess pro rata to their relative Percentage Interest provided that no allocation shall exceed the Maximum for which that holder of Series A
                                        Convertible Preferred Shares shall have
                                        applied;

                    (b) following the allocation (if any) of Sale Shares pursuant to Article 11.12.2(a) above, to each member (other than the holders of Series A Convertible Preferred Shares) who has agreed to purchase Sale Shares there shall be allocated his Entitlement or, if less the number of Sale Shares for which he has agreed to subscribe; and

                    (c) to the extent that any member (other than a holder of Series A Convertible Preferred Shares) has applied for less than his Entitlement, the excess shall be allocated (as nearly as possible) between the members who have applied for any part of such excess pro rata to their relative Percentage Interests provided that no allocation shall exceed the Maximum for which that member shall have agreed to subscribe;

          and in any case the Company shall forthwith give notice of each such allocation (an "ALLOCATION NOTICE") to the Vendor and to each of the persons to whom Sale Shares have been allocated (a "MEMBER APPLICANT") and shall specify in the Allocation Notice the place and time (being not later than seven days after the date of the Allocation Notice) at which the sale of the Sale Shares shall be completed.

11.13

          11.13.1 Subject to Article 11.14 below, upon such allocations being made as aforesaid, the Vendor shall be bound, on payment of the Transfer Price, to transfer the shares comprised in the Allocation Notice to the Member

                    Applicant named therein at the time and place therein specified. If he makes any default in so doing the chairman for the time being of the Company or failing him one of the Directors or some other person duly nominated by a resolution of the Board of Directors for that purpose, shall forthwith be deemed to be the duly appointed attorney of the Vendor with full power to execute, complete and deliver in the name of and on behalf of the Vendor a transfer of the relevant Sale Shares to the Member Applicant and the Directors may receive and give a good discharge for the purchase money on behalf of the Vendor and (subject to the transfer being duly stamped) enter the name of the Member Applicant in the register of members as the holder or holders by transfer of the shares so purchased by him or them. The Directors shall forthwith pay the purchase money into a separate bank account in the Company's name and shall hold such money in trust for the Vendor until he shall deliver up his certificate or certificates for the relevant shares to the Company (or an indemnity in respect thereof reasonably satisfactory to the Company) when he shall thereupon be paid the purchase money. The Company shall have no liability to pay or account for any interest on any such monies.

          11.13.2 In the event of all the Sale Shares not being sold under the preceding Articles 11.10 to 11.12 the Vendor may, at any time within three calendar months after receiving confirmation from the Company that the pre-emption provisions herein contained have been exhausted, transfer any Sale Shares not sold to any person or persons at any price being not less than the Transfer Price PROVIDED THAT any such sale shall be a bona fide sale and the Board may require to be reasonably satisfied in such manner as they may require that the Sale Shares are being sold in pursuance of a bona fide sale for the consideration stated in the Transfer Notice without any deduction, rebate or allowance whatsoever to the purchaser and if not so satisfied may refuse to register the instrument of transfer.

11.14 In respect of any Transfer Notice given or deemed to be given by any employee of the Company, or any subsidiary of the Company the Directors shall be entitled to offer the Sale Shares first to employees of the Group or to the trustee(s) of any employee share option trust and thereafter in accordance with this Article 11.

11.15

          11.15.1 If at any time a proposed transfer of shares made other than in accordance with Article 11.9 would if completed enable any person or persons who are not members of the Company on the date of adoption of these Articles to obtain a controlling interest in the Company either alone or in concert (as such expression is defined in the City Code on Takeovers and Mergers from time to time) (the "CODE") with any other person(s) or result in the loss of control of the Company by the shareholder(s) controlling it at the time of the proposed transfer (save to the extent that such control was acquired as a result of the exercise of any conversion or voting rights attaching to any shares in the Company), the Vendor shall procure, and the Directors shall not sanction the making and registration of such transfer unless the Vendor has procured, that an Appropriate Offer shall be made to all of the other members of the Company and each optionholder in respect of vested options.

          11.15.2 For the purposes of this Article 11.15, a "CONTROLLING INTEREST" shall mean the right (save as provided in Article
                    11.15.1 above) by virtue of holding shares in the Company or by virtue of any contract or arrangement with any holder of shares in the Company to exercise more than 50.1 per cent of the votes capable of being cast at any general meeting of the Company, and "APPROPRIATE OFFER" shall mean an offer approved by the Board (in their absolute discretion) and:

                    (a) in the case of the Series A Convertible Preferred Shares receiving a sum of not less than two and a half times the aggregate subscription price for the Series A Convertible Preferred Shares (inclusive of any premium); and

                    (b) in the case of both Ordinary Shares and Series A Convertible Preferred Shares an amount equal to the relevant proportion of any other consideration (in cash or otherwise) received or receivable by the holders of the relevant shares which, having regard to the substance of the transaction as a whole, can reasonably be regarded as an addition to the price paid or payable for the relevant shares and in the event of disagreement, the calculation of the relevant price shall be referred to the Auditors (acting as experts and not as arbitrators) whose decision shall be final and binding;

          the Appropriate Offer shall be made in writing and sent to each member other than the Vendor and persons acting in concert with it and all optionholders giving them not less than 30 days to accept.

          11.15.3 If at any time an Appropriate Offer is made which is either in the 18 months following the adoption of these Articles accepted by the holders of 70% or more of the shares, or thereafter which is accepted by the holders of 50.1% or more of the shares, the holders of shares in the Company who have not accepted the Appropriate Offer shall be obliged to accept the Appropriate Offer in respect of the shares held by them and to sell all of the shares held by them in accordance with the Appropriate Offer and the pre-emption rights set out in
                   Article 11 shall not apply to any transfer required to be made under this Article 11.15.3.

          11.15.4 If any person (a "COMPULSORY TRANSFEROR") fails to transfer any shares in accordance with this Article 11.15 within 28 days of the Appropriate Offer being accepted by the requisite percentage referred to in Article 11.15.3 or (if later) the offer becoming unconditional in all respects the Directors shall authorise any person to execute and deliver on his behalf the necessary stock transfer form and the Company shall receive the purchase money in trust for the Compulsory Transferor and cause the purchaser to be registered as the holder of such shares (subject to the payment of any stamp duty). The receipt by the Company of the purchase money shall be a good discharge to the purchaser (who shall not be bound to see to the application thereof). The Compulsory Transferor shall in such case be bound to deliver up his certificate for such shares to the Company where upon he shall be entitled to receive the purchase price without interest.

11.16 Subject to Article 11.17 any member of the Company who is a director or employee of the Company or any of its subsidiaries (a "RETIRING MEMBER") or who is a person or are persons (not being a director or employee of the Company of any of its subsidiaries) either to whom shares formerly held by a Retiring Member have been transferred pursuant to Article 11.9.3 shall, upon the Retiring Member no longer being either a director or employee of the Company or any of its subsidiaries for whatever reason, (and unless, in the case of a Retiring Member who is not a Bad leaver, the Board determines otherwise) be automatically deemed to have given a Transfer Notice in accordance with Articles 11.7 and 11.10 in respect of all shares then held by such member (or, if the Board elects, shall be required to sell the shares to such other person as the Board shall determine or, subject to the provisions of the Act to the Company) and the Transfer Price shall be as follows:

          11.16.1 in the case of a Good Leaver, such price as shall be agreed with the Board failing which it shall be the fair value (on the date the Retiring Member ceased to be either a director or employee of the Company or its subsidiaries) determined in accordance with Article 11.18;

          11.16.2 in the case of a Bad Leaver, a sum per share equal to the lesser of the consideration paid by the member in respect of the acquisition of such shares (the "ACQUISITION PRICE") and the fair value (on the date the Retiring Member ceased to be either a director or employee of the Company or its subsidiaries) agreed with the Board or failing such agreement, determined in accordance with Article 11.18.

11.17     For the purposes of Article 11.16:

          11.17.1 "GOOD LEAVER" means any director or employee of the Company who is not a Bad Leaver;

                   (a) "BAD LEAVER" means any director or employee of the Company or any of its subsidiaries who ceases to be a director or employee of the Company or any of its subsidiaries as a result of his:

                             (i) voluntary resignation as a director or employee of the Company (provided that in exceptional circumstances the Board may determine that the Good Leaver provisions should apply); or

                             (ii) being removed from his employment after committing any material breach of any of the provisions of his service agreement, or wilful neglect or gross misconduct; or

                             (iii) having committed any act of fraud or dishonesty in relation to the Company's business (including, without limitation, theft or attempted theft of property, acceptance of bribes or failure to declare personal gifts);

          PROVIDED THAT in the case of paragraphs (ii) and (iii) of this Article 11.17(a), in the event of dispute with the director or employee, the burden of proof as to whether such individual is not a Bad Leaver shall be on the individual;

                    (b) In the event that a Retiring Member fails to comply with the provisions of Article 11.16 and refuses to co-operate with the transfer of his shares as directed, the chairman for the time being of the Company or failing him one of the directors or some other person duly nominated by a resolution of the Board for that purpose, shall be deemed to be the duly appointed attorney of the Retiring Member with full power to execute, complete and deliver in the name of and on behalf of the Retiring Member a transfer of the relevant shares to the specified purchaser and the Directors may receive and give a good discharge for the Transfer Price (as calculated in accordance with the provisions of Article 11.16) on behalf of the Retiring Member and (subject to the transfer being duly stamped) enter the name of the purchaser in the register of members as the holder or holders by transfer of the shares so purchased. The Directors shall pay the purchase money into a separate bank account in the Company's name and shall hold such money in trust for the Retiring Member until he delivers up his certificate or certificates for the relevant shares to the Company (or an indemnity in respect of the shares reasonably satisfactory to the Company) at which time he shall be paid the purchase money. The Company shall have no liability to pay or account for any interest on any such monies.

                    (c) Where a Retiring Member holds options over shares and those options are exercised at any time after the Retiring Member has ceased to be an employee or director of the Company or any of its subsidiaries, then a Transfer Notice shall be deemed to have been given under Article 11.16 immediately following the exercise of any such options in respect of the Shares arising pursuant to such exercise.

11.18 In the event that a determination is required of the price at which shares are to be transferred pursuant to Article 11.11 and Article 11.16, the price shall be equal to the issue price (including any premium) last subscribed for any Series A Convertible Preferred Shares or Ordinary Shares pursuant to an Offer for Subscription (as the same is defined in Articles 12.6 and 12.7 hereof) subject to adjustment upward or downward (as the case may be) to reflect any subdivision, consolidation or other capital re-organisation in relation to the Series A Convertible Preferred Shares and/or the Ordinary Shares after the date of adoption of these Articles.

11.19 For the purpose of ensuring that a transfer of shares is duly authorised hereunder or that no circumstances have arisen whereby a Transfer Notice is required to be given hereunder the Directors may from time to time require any member or the legal personal representatives of any deceased member or any person named as transferee in any transfer lodged for registration to furnish to the Company such information and evidence as the Directors may reasonably think fit regarding any matter which they deem relevant to such purpose including (but not limited to) the names and addresses and interests of all persons respectively having interests in the shares from time to time registered in the member's name. Failing such information or evidence being furnished to the reasonable satisfaction of the Directors within 28 days after request the Directors shall refuse to register the transfer in question or (in case no transfer is in question) to require by notice in writing that a Transfer Notice be given in respect of the shares concerned. If such information or evidence discloses that a Transfer Notice ought to have been given in respect of any shares the Directors may by notice in writing require that a Transfer Notice be given in respect of the shares concerned.

11.20 Any transfer or purported transfer of any share made otherwise than in accordance with Articles 11.10 to 11.20 or in accordance with Article 12 shall be void and of no effect and in any case where, pursuant to Articles 11.10 to 11.20, a Transfer Notice shall be deemed to be given in respect of any share(s) the holder or holders of the shares subject to such deemed Transfer Notice shall not be entitled to attend or vote in respect of those shares at any general meeting for so long as such deemed Transfer Notice is outstanding.

12.       COMPULSORY TRANSFERS

12.1 In this Article 12, a "TRANSFER EVENT" occurs, in relation to any member or the transferor (following a permitted transfer pursuant to Article 11.9 hereof), if that member, or transferor (as the case may
          be), being a body corporate and holding Ordinary Shares or Series A Convertible Preferred Shares:

          12.1.1 shall have a receiver, manager or administrative receiver appointed over all of its undertaking or assets (excluding any subsidiaries);

          12.1.2    shall have an administrator appointed in relation to it; or

          12.1.3    shall enter into liquidation; or

          12.1.4 shall have any equivalent action in respect of it taken in any jurisdiction; or

          12.1.5 shall (save as provided in Article 11.9.1(d)) become controlled by persons other than those persons controlling such body corporate as at the date of the adoption of these Articles; or

          12.1.6 in the case of Madge (or any permitted transferee of Madge), whilst such remains a publicly traded company, shall be reasonably determined by the Board (excluding the Nominated Directors) to be of a value substantially reflecting the value of its shareholding in the Company such that the Board (excluding the Nominated Directors) reasonably believes that Madge, or such permitted transferee, is a tracking stock for the Company. In order to justify this belief, the Board shall at the Company's expense seek the advice of two leading Independent Investment Banks chosen by the Board (excluding the Nominated Directors) and such advice shall be discussed by the Independent Investment Banks and the Board with Madge. For this purpose, "INDEPENDENT INVESTMENT BANK" shall mean an Investment Bank which is neither an adviser to the Company or Madge or the Initial Investors within the previous 12 month period (unless otherwise agreed by the each of them).

          and within the following one month of notice of the Transfer Event to the Board for the purposes of Articles 12.1.1 to 12.1.5, the Board (excluding any Nominated Director of the relevant member) shall resolve that such event is a Transfer Event in relation to that member for the purposes of this Article 12.1.

12.2 Upon the happening of any Transfer Event, the member in question and any other member who has acquired shares under a permitted transfer under Article 11.9 (directly or by means of a series of two or more permitted transfers) shall be deemed, on the making of a notification or resolution under Article 12.1 that the same is a Transfer Event, to have immediately given a Transfer Notice in respect of all the shares then held by such member(s) (a "DEEMED TRANSFER NOTICE") subject to any provisions of forbearance set out in Article 12.8. A Deemed Transfer Notice shall supersede and cancel any then current Transfer Notice insofar as it relates to the same shares except for shares which have then been validly transferred pursuant to that Transfer Notice. For the purpose of this Article 12.2 any shares received by way of rights or on a capitalisation by any person to whom shares may have been transferred (directly or by means of a series of two or more permitted transfers) shall also be treated as included within the Deemed Transfer Notice.

12.3 Notwithstanding any other provision of these Articles, any member holding shares in respect of which a Deemed Transfer Notice is deemed given shall not be entitled save with the consent of the Initial Investors to exercise any voting rights at general meetings of the Company in respect of those shares on and from the date of the relevant Deemed Transfer Notice until the entry in the register of members of the Company of another person as the holder of those shares.

12.4 The shares the subject of any Deemed Transfer Notice shall be offered for sale in accordance with Article 11 as if they were Sale Shares in respect of which a Transfer Notice had been given and treating as the Vendor the person who is deemed to have given the Deemed Transfer Notice save that:

          12.4.1 a Deemed Transfer Notice shall be deemed not to be conditional upon all shares comprised in it being sold or offered in accordance with the Articles;

          12.4.2 the Sale Shares shall be sold together with all rights, attaching thereto as at the date of the Transfer Event, including the right to any dividend declared or payable on those shares after that date; and

          12.4.3    Article 12.5 shall apply.

12.5 The Transfer Price for any Sale Shares which are the subject of a Deemed Transfer Notice given as a consequence of a Transfer Event falling within Article 12.1 shall be:

          12.5.1   in the case of a Transfer Event falling within Articles
                   12.1.1 to 12.1.4, the average subscription price paid on the Company's most recent Offer for Subscription (defined in Articles 12.6 and 12.7 below) for the Company's shares, less:

                    (a) a discount of 30% where the Transfer Event occurs on or before 31st December 2002; or

                    (b) a discount of 25% where the Transfer Event occurs between 1st January 2003 and 31st December 2003 (inclusive); or

                    (c) a discount of 20% where the Transfer Event occurs after 1st January 2004.

          12.5.2   in the case of the Transfer Event described in Articles
                   12.1.5 or 12.1.6, the average subscription price paid on the Company's most recent Offer for Subscription (defined in Articles 12.6 and 12.7 below) for the Company's shares less:

                    (a) a discount of 15% where the said Transfer Event occurs on or before 31st December 2002; or

                    (b) a discount of 12.5% where the said Transfer Event occurs between 1st January 2003 and 31st December 2003 (inclusive); or

                    (c) a discount of 10% where the said Transfer Event occurs after 1st January 2004.

12.6 For the purposes of Article 12.5 above, "OFFER FOR SUBSCRIPTION" shall mean a single offer for subscription for the Company's shares prior to or at any time following the date of adoption of these Articles where the Company received subscription monies equal to or exceeding $5 million (the "MINIMUM SUBSCRIPTION AMOUNT").

12.7 For the purposes of Articles 12.5.1 and 12.5.2, the average subscription price shall be subject to adjustment upward or downward, as the case may be, to reflect any subdivision, consolidation or other capital reorganisation in relation to the Company's share capital after the date of the relevant Offer for Subscription.

12.8      Notwithstanding the provisions of Article 12.2:

          12.8.1    in the case of a Transfer Event falling within Article
                    12.1.5 the member shall have a period of four months from the happening of the Transfer event to complete the sale of its shares to one or more financial investors (and the determination of whether a purchaser is a financial investor shall be determined by the Board excluding any Nominated Director of the Transferor) before being deemed to have served a Transfer Notice pursuant to this Article 12;

          12.8.2    in the case of a Transfer Event falling within Article
                    12.1.6 the relevant member shall have a period of ten weeks (plus the period required to fulfil the obligations in Article 12.8.3) from the happening of the Transfer Event to either rectify the position such that the conditions causing the Transfer Event within Article 12.1.6 no longer applies or complete the sale of all or part of its shares (and if sale of part such that it retains no more than 17.5% of the shares in issue) to one or more financial investors (determined in accordance with Article 12.8.1) before being deemed to have served a Transfer Notice pursuant to this
                    Article 12 in respect of its shares representing more than 17.5% of the shares in issue. The relevant member shall be deemed to have served a Transfer Notice pursuant to this
                    Article 12 in respect of its remaining shares (if any) exceeding 5% of the shares in issue if, within 6 months of the Transfer Event, it has not rectified the position such that the conditions causing the Transfer Event within
                    Article 12.1.6 no longer apply; and

          12.8.3 provided, in either case, that before any sale may be made by the relevant member to a financial investor the member must offer the shares for sale to other members pursuant to
                    Article 11, at a price no higher than that proposed to be paid by the financial investor and on the basis that members may purchase part only of such shares offered, and save as set out in this Article 12.8 the provisions of Article 11 will apply to such offer.

13.       TRANSMISSION OF SHARES

13.1 If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

13.2 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice


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
          or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

13.3 A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend to vote at any meeting of the Company or at any separate meeting of the holders of any class of share in the Company.

14.       DIRECTORS

14.1 Unless otherwise determined by ordinary resolution, the number of Directors (other than alternate Directors) shall not be subject to any maximum but shall be not less than two.

14.2 With the prior written consent of the Nominated Directors, the Directors shall have power at any time and from time to time to appoint any person (willing to act) to be a Director, either to fill a casual vacancy or as an additional Director.

14.3 No Director shall be required to vacate his office as a Director nor shall any person be ineligible for appointment as a Director by reason of his having attained any particular age.

14.4      The Directors shall not be liable to retire by rotation.

15.       ALTERNATE DIRECTORS

15.1 Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Directors and willing to act, to be an alternate Director and may remove from office an alternate Director so appointed by him.

15.2 A Director, or any such other person as is mentioned in Article 15.1, may act as an alternate Director to represent more than one Director, and an alternate Director shall be entitled at any meeting of the Directors or of any committee of the Directors to one vote for every Director whom he represents in addition to his own vote (if any) as a Director, but he shall count as only one for the purpose of determining whether a quorum is present.

15.3 An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate Director.

15.4 An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. In regulation 67 of Table A the words "but, if" and the following words to be end of the regulation shall be deleted.


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15.5      Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

15.6 Save as otherwise provided in the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

15.7 A Nominated Director may by notice in writing served on the Company appoint such person as he shall determine to be his alternate Director and may by notice in writing served on the Company remove an alternate Director so appointed by him.

 16.      POWERS OF DIRECTORS

16.1 Subject to the provisions of the Act, the memorandum of association (the "MEMORANDUM") and the Articles and to any directions given by special resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article 16 shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

16.2 The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

17.       DELEGATION OF DIRECTORS' POWERS

          Subject to the prior written consent of the Nominated Directors (such consent not to be unreasonably withheld or delayed), the Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of Directors so far as they are capable of applying.

18.       PROCEEDINGS OF DIRECTORS

18.1 Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.


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18.2      No business transacted at a meeting of the Board shall be valid unless at least 10 days prior written notice of such meeting shall have been served on each Nominated Director or (if one has not been appointed) on the relevant shareholder or such notice has been waived in writing by the Nominated Director or (if one has not been appointed) by the relevant shareholder and unless (if appointed) the Nominated Director is present in person or by his alternate (unless he shall have previously waived in writing the requirement of his attendance in relation to that meeting). If the Nominated Director is not present notwithstanding such notice (unless he has waived his attendance as aforesaid) then the meeting shall stand adjourned for a period of not less than 7 days to such time and place as those Directors present shall agree and notify to the Nominated Director. If the Nominated Director fails to attend such adjourned meeting whether in person or by his alternate the meeting shall be quorate and may notwithstanding proceed. Regulation 89 of Table A shall be modified accordingly.

18.3 Subject to Article 18.2, the quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two, one of whom must be a Nominated Director. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.

18.4 The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but, if the number of Directors is less than the number fixed as the quorum the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a general meeting.

18.5 The Directors may appoint one of their number to be the chairman of the board of Directors and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of Directors at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

18.6 All acts done by a meeting of Directors, or of a committee of Directors, or by a person acting as a Director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

18.7 A resolution in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors; but a resolution signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.


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18.8      Save as otherwise provided by Article 18.12, a Director shall not vote at a meeting of Directors or of a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interest of the Company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:

          18.8.1 the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiaries;

          18.8.2 the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

          18.8.3 his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures or other securities of the Company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

          18.8.4 the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Inland Revenue for taxation purposes;

          18.8.5 his interest arises solely by virtue of his being a shareholder of the Company.

          18.8.6 for the purposes of this Article 18.8, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this Article becomes binding on the Company), connected with a Director shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

18.9 Where proposals are under consideration concerning the appointment of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each Director separately and (provided he is not for another reason precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

18.10 If a question arises at a meeting of Directors or of a committee of Directors as to the right of a Director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive.


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
18.11 Any Director or member of a committee of the Board may participate in a meeting of the Directors or such committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and any Director or member of a committee participating in a meeting in this manner shall be deemed to be present in person at such meeting.

18.12 Except with the prior written consent of the Nominated Directors, a Director shall not vote as a Director on any resolution concerning a matter in which he has, directly or indirectly, any kind of interest or duty whatsoever and if he shall so vote on any such resolution as aforesaid his vote shall not be counted.

18.13 Any power or authority vested in the Initial Investors and Madge by these Articles may be delegated to the Nominated Directors respectively in writing by notice of such delegation being given to the Company.

19.       BORROWING POWERS

19.1 Subject as provided in these Articles, the Directors may exercise all the powers of the Company (whether express or implied):

          19.1.1    of borrowing or securing the payment of money;

          19.1.2 of guaranteeing the payment of money and the fulfilment of obligations and the performance of contracts;

          19.1.3    entering into leasing, hire or credit purchase transactions;
                    and

          19.1.4 of mortgaging or charging the property, assets and uncalled capital of the Company and issuing debentures but so that:

                    (a) the Directors of the Company shall procure that the aggregate of the amounts for the time being remaining undischarged or owing or due by virtue of any of the foregoing operations other than guarantees granted in the ordinary course of the Company's supply of goods and of the amounts for the time being remaining undischarged by virtue of any like operations by any subsidiary of the Company (including any liability whether ascertained or contingent under any guarantee for the time being in force but excluding inter-Company loans, mortgages and charges) shall not without the prior consent of the Initial Investors exceed L1,000,000;

                    (b)       no such sanction as is referred to in Article
                              19.1.1 shall be required for the borrowing of any sum of money intended to be applied in the immediate repayment (with or without premium) of any moneys then already borrowed and outstanding, notwithstanding that the same may result in such limit being exceeded;


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
                    (c) no lender or other person dealing with the Company shall be concerned to see or enquire whether the limit imposed by this Article is observed and no debt or liability incurred in excess of such limit shall be invalid and no security given for the same shall be invalid or ineffectual except in the case of express notice to the lender or recipient of the security or person to whom the liability is incurred at the time when the debt or liability was incurred or the security given that the limit hereby imposed had been or was thereby exceeded.

20.       DISQUALIFICATION AND REMOVAL OF DIRECTORS

          The office of a Director shall be vacated if:

20.1 he ceases to be a Director by virtue of any provision of the Act or he becomes prohibited by law from being a Director; or

20.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

20.3      he is, or may be, suffering from mental disorder and either:

          20.3.1 he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983; or

          20.3.2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property of affairs; or

20.4      he resigns his office by notice to the Company.

21.       REMUNERATION OF DIRECTORS

          Subject to the prior written consent of the Nominated Directors, the Directors shall be entitled to such remuneration as the Company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

22.       DIRECTORS' EXPENSES

          Subject to the prior written consent of the Nominated Directors, the Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.


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23.       DIRECTORS' APPOINTMENTS AND INTERESTS

23.1      APAX DIRECTORS

          23.1.1 Subject to Article 23.4 Apax shall have the right from time to time to appoint one person as director of the Company and of each of its subsidiaries and to remove from office any person so appointed and to appoint another person in his place. The person appointed by Apax shall be a non-executive director of the Company.

          23.1.2 Any appointment or removal pursuant to Article 23.1.1 shall be in writing served on the Company and signed by or on behalf of Apax.

          23.1.3 The powers, duties and remuneration of the Apax Director shall be as agreed between Apax and the Board from time to time.

23.2      AMADEUS DIRECTOR

          23.2.1 Subject to Article 23.4, Amadeus shall have the right from time to time to appoint one person as a director of the Company and to remove from office any person so appointed and to appoint another person in his place. The person appointed by Amadeus shall be a non-executive director of the Company.

          23.2.2 Any appointment or removal pursuant to Article 23.2.1 shall be in writing served on the Company and signed by or on behalf of Amadeus.

          23.2.3 The powers, duties and remuneration of the Amadeus Director shall be as agreed between the Amadeus Director and the Board from time to time.

23.3      MADGE DIRECTOR

          23.3.1 For so long as Madge hold twenty per cent or more of the total issued share capital of the Company, they shall have the right from time to time to appoint two persons as directors of the Company and to remove from office any person so appointed and to appoint other persons in their place. The persons appointed by Madge shall be non-executive directors of the Company. Subject to Article 23.4, at such point as Madge holds less than twenty per cent of the total issued share capital of the Company their aforementioned entitlement shall be reduced to one person and accordingly one of the Madge Directors shall step down from the Board and resign as a director of the Company within seven days of the approval by the Board of any transfer of shares by Madge (or other transaction) resulting in Madge holding less than twenty per cent of the entire issued share capital of the Company.

          23.3.2 Any appointment or removal pursuant to Article 23.3.1 shall be in writing served on the Company and signed by or on behalf of Madge.


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
          23.3.3 The powers, duties and remuneration of the Madge Directors shall be as agreed between the Madge Directors and the Board from time to time.

23.4 At such point in time (if any) as any of Apax, Amadeus, Madge or their respective nominees hold less than five per cent of the entire issued share capital of the Company then the respective rights of Apax, Amadeus or Madge under Article 23.1, 23.2 or 23.3 shall no longer apply and accordingly the relevant, Apax Director, Amadeus Director or Madge Director shall step down from the Board and resign as a director of the Company within seven days of the approval by the Board of any transfer of shares by the relevant Initial Investor or Madge (or other transaction) resulting in the relevant Initial Investor or Madge holding less than five per cent of the entire issued share capital of the Company.

23.5 Subject to the prior written consent of the Nominated Directors, the Directors may appoint one or more of their number to the office of managing Director or to any other executive office under the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company. A managing Director and a Director holding any other executive office shall not be subject to retirement by rotation.

23.6 Subject to the prior written consent of the Nominated Directors and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

          23.6.1 may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

          23.6.2 may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

          23.6.3 shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

23.7      For the purposes of this Article 23:

          23.7.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director


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                   has an interest in any such transaction of the nature and
                   extent so specified; and

          23.7.2 an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

24.       DIRECTORS' GRATUITIES AND PENSIONS

          The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

25.       SECRETARY

          Subject to the prior written consent of the Nominated Directors, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

26.       MINUTES

          The Directors shall cause minutes to be made in books kept for the purpose:

26.1      of all appointments of officers made by the Directors; and

26.2 of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting.

27.       SHARE CERTIFICATES

27.1 Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine. Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amounts or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

27.2 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses


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          reasonably incurred by the Company in investigating evidence as the
          Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

28.       SEAL

          The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed and unless otherwise so determined it shall be signed by a Director and by the Secretary or by a second Director.

29.       DIVIDENDS

29.1 Subject to the prior written consent of the Nominated Directors, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members under these Articles, but no dividend shall exceed the amount recommended by the Directors.

29.2 Subject to the prior written consent of the Nominated Directors, the Directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

29.3 Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

29.4 A general meeting declaring a dividend may, upon the recommendation of the Directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

29.5 Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or


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
          bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

29.6 No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

29.7 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

30.       CAPITALISATION OF PROFITS

          Subject to Article 4.2.5(k) hereof and as otherwise agreed between the Shareholders at the date of the adoption of these Articles, the Directors may with the authority of an ordinary resolution of the
          Company:

30.1 subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

30.2 appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

30.3 make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and

30.4 authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.


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31.       NOTICES

31.1 Any notice to be given to or by any person pursuant to these Articles shall be in writing except that a notice calling a meeting of the Directors need not be in writing.

31.2 The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

31.3 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

31.4 Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

31.5 Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted.

31.6 A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by the Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

32.       WINDING UP

          If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.


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33.       INDEMNITY

33.1 Subject to the provisions of the Act, every Director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. No Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the proper execution of the duties of his office or in relation thereto.

33.2 Without prejudice to the provisions of Article 33.1 above, the Directors shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of the Company or of any subsidiary undertaking of the Company including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such subsidiary undertaking.

33.3 Subject to the provisions of the Act, a Director shall (in the absence of some other material interest as is indicated below) be entitled to vote in respect of any resolution concerning any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any Directors of the Company PROVIDED THAT for the purposes of this Article 33.3 insurance shall mean only insurance against the liability incurred by a Director in respect of any such act or omission by him as is referred to in
          Article 33.2 above or any other insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any groups of persons consisting of or including Directors of the Company.


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